Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Change of Closure of the Register of Members for Interim Dividend of H Shares

We refer to the announcement made by PetroChina Company Limited (the “Company”) dated 27 August 2020 (the “Announcement”) in relation to, among other things, the interim results for the six months ended 30 June 2020, the interim dividend and the date of the closure of register of members of the Company thereof. We also refer to the circular of the Company dated 12 August 2020 (the “Circular”) in relation to, among other things, the convening of the Company’s second extraordinary general meeting of 2020 and the date of the closure of register of members of the Company thereof.

As disclosed in the Circular, the register of members of H shares of the Company (the “H Shares”) has been closed since Saturday, 29 August 2020 and will continue to be closed until Monday, 28 September 2020 (both days inclusive), during which period no share transfer of H Shares will be registered.

To provide sufficient time for the shareholders of the Company to lodge transfers in order to qualify for the interim dividend of H Shares, the Company announces that the original book closure dates for the interim dividend of H Shares and other relevant dates as set out in the Announcement are revised as follows:

	Original	Revised
Latest time to lodge transfers in order to qualify for the interim dividend; Latest time to change the registered address as recorded in the register of members	4:30 p.m. on 15 September 2020	4:30 p.m. on 30 September 2020

Closure period of register of members	16 September 2020 to 21 September 2020 (both days inclusive)	1 October 2020 to 6 October 2020 (both days inclusive)

Record date	21 September 2020	6 October 2020

Expected Interim dividend payment date	around 30 October 2020	around 13 November 2020

All transfer documents together with the relevant share certificates shall be lodged at Hong Kong Registrars Limited (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

Save as disclosed above, the other information contained in the Announcement remains unchanged.

By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

Beijing, the PRC

4 September 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.